INDEPENDENT PROXY ADVISORY FIRMS ISS AND GLASS LEWIS RECOMMEND KIRKLAND LAKE
GOLD SHAREHOLDERS VOTE FOR THE DETOUR GOLD ACQUISITION

•	ISS and Glass Lewis recommend shareholders of Kirkland Lake Gold vote in favour of proposed plan of arrangement involving Detour Gold

•	ISS states that the acquisition of Detour Gold “will add a long-life, high-quality asset to Kirkland's portfolio, and will strengthen the company's position as a senior gold producer”

•	Glass Lewis notes that the combined company “will have complementary assets, incremental financial and operational scale, and various opportunities to realize incremental value for shareholders”

•	Shareholders are encouraged to vote well in advance of proxy voting deadline of 11:00am (EST) on January 24, 2020. Questions? Need help voting? Contact Kingsdale Advisors at 1.877.659.1821

Toronto, Ontario - January 16, 2020 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold”, the “Company” or “KL”) (TSX:KL) (NYSE:KL) (ASX:KLA) is pleased to announce that the leading independent proxy advisors, Institutional Shareholder Services Inc. ("ISS") and Glass, Lewis & Co., LLC (“Glass Lewis”), have both recommended that the Company’s shareholders vote FOR the share issuance in connection with Kirkland Lake Gold’s proposed acquisition of Detour Gold Corporation (“Detour Gold”) (TSX: DGC) by way of a plan of arrangement (the “Arrangement”).

On November 24, 2019, Kirkland Lake Gold and Detour Gold entered into an arrangement agreement pursuant to which Kirkland Lake Gold will acquire all of the issued and outstanding common shares of Detour Gold on the basis of 0.4343 of a Kirkland Lake Gold common share for each Detour Gold common share held. Upon completion of the Arrangement, existing Kirkland Lake Gold and Detour Gold shareholders are expected to own approximately 73% and 27% of the outstanding shares of the pro forma company, respectively.

Following its assessment of the Arrangement, ISS stated, among other things, that:
“...the transaction makes strategic sense as it will add a long-life, high-quality asset to Kirkland's portfolio, and will strengthen the company's position as a senior gold producer with significant free cash flow. Furthermore, the company will emerge with a strengthened balance sheet and capital markets profile with a much larger reserve base and an extended mineral reserve life index.”
Glass Lewis noted, among other things, the following:

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“The acquisition of Detour will significantly enhance Kirkland's mineral reserve base, complements Kirkland's existing operating profile and provides additional exploration upside as Kirkland plans to conduct extensive drilling at highly prospective targets within Detour's land position.“

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“We find the proposed arrangement both strategically and financially compelling, and structured in a reasonable manner for Kirkland shareholders. The board appears to have adequately considered the Company's strategic alternatives and reasonably determined that an acquisition of Detour represents the best path forward to enhance shareholder value…”

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“The combined company will have complementary assets, incremental financial and operational scale, and various opportunities to realize incremental value for shareholders, including through the further optimization of the Detour Lake mine, exploration activities on highly-prospective targets within Detour's land position, and the potential realization of meaningful synergies.”

Welcoming the favourable recommendations, Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “We are pleased that the leading proxy advisors have unanimously endorsed this deal and encourage all shareholders to vote FOR the Detour Gold acquisition in advance of the January 24th deadline. We remain committed to the full, fair and final terms of the transaction, which we strongly believe are in the best interests of both sets of shareholders.”

KIRKLAND LAKE GOLD MEETING
Kirkland Lake Gold’s special meeting (the “Meeting”) of shareholders in connection with the Arrangement is scheduled for 11:00 a.m. (Toronto time) on January 28, 2020 at TSX Exchange Tower, 130 King Street West, Toronto, Ontario, Canada M5X 1C9. At the Meeting, Kirkland Lake Gold shareholders will be asked to consider and vote on an ordinary resolution authorizing the issuance by the Company of up to 77,407,217 Kirkland Lake Gold common shares pursuant to the Arrangement.

THE DEADLINE TO VOTE YOUR SHARES IS 11:00 A.M. (TORONTO TIME) ON JANUARY 24, 2020.
Shareholders who have questions or require assistance voting their shares, should contact Kingsdale Advisors, the Company’s strategic shareholder advisor and proxy solicitation agent, by telephone at 1.877.659.1821 toll-free in North America (+1.416.867.2272 for collect calls outside of North America) or by e-mail at contactus@kingsdaleadvisors.com, or your professional advisor.

The Company’s management information circular outlines the benefits for Kirkland Lake Gold shareholders and the risks related thereto and provides details about the Arrangement, including details on how shareholders can vote their Kirkland Lake Gold shares.

For a more detailed description of the Arrangement, readers should review the Company’s management information circular and visit www.klgold.com/detouracquisition.

ABOUT KIRKLAND LAKE GOLD LTD.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019, with target production for 2020 of 950,000 - 1,000,000 ounces. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

FOR FURTHER INFORMATION PLEASE CONTACT
Media Contact:
Ian Robertson, Executive Vice President, Communication Strategy
Kingsdale Advisors
Direct: +1 416-867-2333, Cell: +1 647-621-2646
irobertson@kingsdaleadvisors.com

Kirkland Lake Gold Ltd.
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Information
This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance.

Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and include information regarding: (i) expectations regarding timing of the Meeting, (ii) expectations regarding whether the proposed Arrangement will be consummated, (iii) expectations regarding the potential benefits and synergies of the Arrangement, (iv) expectations regarding a potential increase to Kirkland Lake Gold’s Mineral Reserve base, (v) expectations regarding Kirkland Lake Gold’s financial strength and capital markets profile following completion of the Arrangement, (vi) expectations regarding future exploration, development and growth potential for Kirkland Lake Gold’s and Detour Gold’s operations, and (vii) expectations for other economic, business, and/or competitive factors.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold’s management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability to consummate the Arrangement; the ability to obtain requisite court, regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the Arrangement on the proposed terms and schedule; the ability of Kirkland Lake Gold and Detour to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the Arrangement on exploration activities; the potential impact of the announcement or consummation of the Arrangement on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the Arrangement; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the Arrangement. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold with the Canadian securities regulators, including Kirkland Lake Gold’s annual information form, financial statements and related MD&A for the financial year ended December 31, 2018, its interim financial reports and related MD&A for the period ended September 30, 2019 and its management information circular dated December 20, 2019 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.